FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of January 2025

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated January 15, 2025, announcing that Gilat and Hispasat provided Immediate Satellite Communication to Support Disaster Recovery Efforts After Hurricane Helene.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated January 15, 2025	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Gilat and Hispasat provided Immediate Satellite
Communication to Support Disaster Recovery Efforts
After Hurricane Helene

Quick response ensured continuity of critical communications services by Southern Linc for first responders and utilities

Petah Tikva, Israel, January 15, 2025 — Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a world leader in satellite networking technology, solutions, and services, in partnership with Hispasat, swiftly responded to Southern Linc’s urgent request for additional satellite capacity in the wake of Hurricane Helene. This Category 5 hurricane—a rare 100-year event—severely impacted Southern Linc’s Georgia service territory, requiring a rapid and reliable solution to support disaster recovery operations of affected utilities, area sheriff departments, the Georgia Department of Public Safety and the Georgia Emergency Management and Homeland Security Agency.

Within hours of the hurricane’s impact, Gilat’s team alongside Hispasat mobilized to provide additional satellite network capacity necessary to ensure uninterrupted communication for critical services. The additional bandwidth enabled first responders and utility workers to operate effectively during the recovery efforts, underscoring the importance of reliable satellite connectivity during natural disasters.

“Our satellite network provider, Gilat and their partner Hispasat, moved rapidly to provide additional satellite network capacity for our network so we could keep essential wireless communication systems operational during and immediately following this critical event,” said Southern Linc Vice President of Engineering and Operations Alan McIntyre.

“Gilat stands ready to support our customers when they need us most, especially during disasters where lives and property are at stake,” said Ron Levin, CCO Gilat.” Our partnership with Hispasat enabled us to deliver reliable satellite connectivity solutions rapidly, ensuring that critical services remain operational during even the most challenging circumstances.”

As Southern Linc’s trusted partner, Gilat’s ability to provide dependable satellite network services and managed solutions within hours of their request was instrumental, enabling our customer's success.

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground, and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high-value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software-defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high-performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

About Southern Linc

Southern Linc was developed by its parent company, Southern Company (NYSE: SO), to meet the wireless communications needs of businesses and public service agencies as well as Southern Company's subsidiaries including Alabama Power, Georgia Power and Mississippi Power. Southern Linc’s wireless network covers 122,000 square miles, including both major metro and rural areas across Georgia, Alabama and southeastern Mississippi.

Southern Linc is known for providing highly-reliable wireless voice and data communications. With built-in redundancies, power back-ups and security features designed to enable communications even under the worst weather conditions, Southern Linc has proven its reliability by withstanding the test of the most violent hurricanes, tornadoes and storms in recent history. For more information on Southern Linc, visit www.southernlinc.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect Gilat’s  proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the war and hostilities between Israel and Hamas, Hezbollah, Iran and Yemen and the instability in the middle east; and other factors discussed under the heading “Risk Factors” in Gilat’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and Gilat undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

Alliance Advisors:

GilatIR@allianceadvisors.com
Phone: +1 212 838 3777